Exhibit 99.28
PRESS RELEASE
Aya Gold & Silver Announces Completion of Strategic Transaction with Mx2 Mining

Montreal, Quebec, April 16, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce the successful closing of the previously announced strategic transaction with Mx2 Mining Inc. (“Mx2”), which includes the transfer of rights to the Amizmiz Gold Project (“Amizmiz” or the “Project”) located in the Kingdom of Morocco (the “Transaction”).

Transaction Highlights

●	Mx2 acquires 100% interest in the Amizmiz Gold Project

Historical Inferred Mineral Resource* of 340,000 ounces at 12.98 g/t gold

●	Strong capital base supports growth

Private placement completed with C$16 million raised

Aya invested C$1 million in the financing and in combination with the Transaction now owns 42.3% of Mx2

Mx2 directors and officers hold 10%; institutional investors hold 23%

●	Governance aligns with Aya’s strategic interest

Benoit La Salle (Aya President & CEO) and Ugo Landry-Tolszczuk (Aya CFO) appointed to Mx2’s Board of Directors

●	Operational momentum in Morocco

Mx2 exploration and operations team fully established

Mx2 Marrakech office, situated near Aya’s existing operations, opened

Mx2 active pipeline of new opportunities under evaluation across Morocco and Mauritania

* Not National Instrument 43-101 compliant.
“This transaction creates value for all Aya shareholders by unlocking the potential of Amizmiz through a focused, well-capitalized partner – Mx2,” stated Benoit La Salle, President and CEO. “We view this as a terrific partnership that leverages Aya’s platform in Morocco while maintaining meaningful exposure to upside through our equity interest and Board representation. Mx2’s experienced team and aggressive exploration mandate will strongly complement Aya’s growth strategy across the region.”

“We’re very pleased to have completed the transaction to formally launch Mx2 Mining,” commented Adam Spencer, President and CEO of Mx2. “Over the past several months, we’ve worked hard to build a strong presence in Morocco, assembling a high-caliber team, and laying the groundwork for long-term success. With deep experience in the gold sector, a history of success in Africa and the strong support of Aya, we believe Mx2 is uniquely positioned to pursue high-growth exploration opportunities across Morocco and North Africa.”
Transaction Summary
Effective April 15, 2025, Mx2 has acquired and holds a 100% interest in the Amizmiz Gold Project and has entered into an investor rights agreement (the “IRA”) with Aya, as well as Mx2 founders Mr. Richard Clark and Mr. Adam Spencer. In conjunction with the Transaction, Mx2 completed a brokered private placement for gross proceeds of C$16.0 million, priced at C$0.50 per unit (see Mx2 news release dated November 20, 2024). Subscription receipts converted on a 1:1 basis into 28,680,000 common shares upon closing, and escrowed proceeds have been released.
As consideration for the Transaction, Aya received 20,000,000 common shares, and now holds 42.3% of Mx2’s outstanding 52,000,001 shares. Aya, Clark, and Spencer are subject to a two-year lock-up on their respective holdings, extending to November 14, 2026.
Operational Presence in Morocco
Mx2 has established its Moroccan headquarters in Marrakech, strategically located less than one hour from the Amizmiz property and adjacent to Aya’s local office. The shared proximity is designed to foster collaboration, streamline logistics, and support rapid execution on the ground. This location enables close coordination with Mx2 on-the-ground partners, including Aya, and provides a central base to support exploration activities.
Qualified Person
David Lalonde, B.Sc. P. Geo, Vice President, Exploration is Aya Gold & Silver’s Qualified Person and has reviewed this press release for accuracy and compliance with National Instrument 43-101.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.

The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team maximizes shareholder value by anchoring sustainability at the heart of its production, resource, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com or contact:

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management's expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “potential”, “success”, “believe”, “design”, , and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the exploration and development potential of Amizmiz and the advancement of and success of Mx2. Although the forward-looking information contained in this press release reflect management's current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the ability to obtain any requisite governmental approvals, the accuracy of Mineral Reserve and Mineral Resource Estimates and notably the Historical Inferred Mineral Resource, gold price, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya's 2024 Annual Information Form dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.